LADENBURG THALMANN & CO. INC.

520 Madison Avenue

New York, New York 10022

June 8, 2010

VIA EDGAR

United States Securities and

   Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

ARMOUR Residential REIT, Inc.

Registration Statement on Form S-11 originally filed May 14, 2010

(File No. 333-166847) (the "Registration Statement")

Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of ARMOUR Residential REIT, Inc., hereby advises that copies of the Preliminary Prospectus, dated June 1, 2010, were distributed on or about June 1, 2010, as follows:

1,300 to individual investors;

20 to FINRA members (which included 13 prospective underwriters and selected dealers); and

100 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 1, 2010, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:

/s/ Steven Kaplan

Name: Steven Kaplan

Title: Managing Director